SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

API Nanotronics Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03716M 10 4

(CUSIP Number)

Phillip DeZwirek

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03761M 10 4

1	NAME OF REPORTING PERSON Phillip DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,105,160 shares(1)
8 SHARED VOTING POWER 3,653,880 shares
9 SOLE DISPOSITIVE POWER 7,105,160 shares(1)
10 SHARED DISPOSITIVE POWER 3,653,880 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,040 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,499,960 shares of Common Stock issuable upon conversion of outstanding Exchangeable Shares of API Nanotronics Sub, Inc.
(2)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc. and exercise of warrants held by Reporting Person.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Amendment No. 1

API Nanotronics Corp.

Filed by Phillip DeZwirek

This Amendment No. 1, amends and supplements the Schedule 13D originally filed November 16, 2006 with respect to the Common Stock, $0.001 per value of API Nanotronics Corp. (the “Issuer”). This amendment is being filed to correct the number of shares beneficially owned at the time of the filing and to include additional purchases following the original filing. Unless otherwise indicated herein, terms used and defined in this Schedule 13D amendment shall have the same respective meanings herein as are ascribed to such terms in the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The response in Item 5 is hereby replaced in its entirety by the following:

(a)	Reporting Person is deemed to beneficially own all 4,499,960 shares of Common Stock underlying the Exchangeable Shares of API Nanotronics Sub Inc. he owns directly, all 2,500,000 of the shares of Common Stock underlying the warrants he owns directly, 105,200 shares of Common Stock he owns directly and the 3,653,880 shares of Common Stock owned by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond”), which in the aggregate represents 14.44% of the outstanding Common Stock of Issuer.

(b)	Reporting Person has sole voting power and sole dispositive power with respect to the 6,999,960 shares of Common Stock underlying the Exchangeable Shares of API Nanotronics Sub, Inc. and warrants of Issuer that he owns directly and the 105,200 shares of Common Stock he owns directly. Reporting Person shares voting and dispositive power of the 3,653,880 shares of Common Stock of Issuer owned by Green Diamond with Jason DeZwirek. Reporting Person is the father of Jason DeZwirek. Jason DeZwirek and Reporting Person each own 50% of Icarus Investment Corp., which in turn owns 50.1% of Green Diamond. Reporting Person is the president and a director of Green Diamond and Icarus Investment Corp.

(c)	This report is to correct the number of Exchangeable Shares owned personally by the Reporting Person and the number of shares of Common Stock owned by Green Diamond at the time of the combination and report the 105,200 shares of Common Stock that were subsequently acquired by the Reporting Person with personal funds through the open market. The following is the schedule of purchases made in the past 60 days:

Shares Purchases	Price	Date of transaction
39,200	$1.15	August 7, 2007
1,000	$1.16	August 7, 2007

(d)	Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 7,105,160 shares of the Common Stock of Issuer, including the Common Stock underlying the warrants and Exchangeable Shares of API Nanotronics Sub, Inc. owned directly by him. Jason DeZwirek, the son of Reporting Person, is the only person other than Reporting Person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,653,880 shares of Common Stock of the Issuer owned by Green Diamond. Reporting Person is the father of Jason DeZwirek. Jason DeZwirek and Reporting Person each own 50% of Icarus Investment Corp., which in turn owns 50.1% of Green Diamond.

(e)	Not applicable.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2007

/s/ Phillip DeZwirek
Phillip DeZwirek